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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Schedule 13E-3 Amendment No. 5
Transaction Statement under Section 13(e) of the
Securities Exchange Act of 1934

OPTA CORPORATION

(Name of Issuer)

OPTA CORPORATION

LOTUS INTERNATIONAL HOLDINGS LTD.

TCL INDUSTRIES HOLDINGS (HK) LTD.

OPTA MERGER CORP.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

68383U107

(CUSIP Number)

Vincent Yan
Chief Executive Officer
Opta Corporation
1350 Bayshore Highway, Suite 600
Burlingame, CA 94010
(650) 579-3610

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications
on Behalf of Persons Filing Statements)

This statement is filed in connection with (check the appropriate box):

a.
☒  The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.
☐  The filing of a registration statement under the Securities Act of 1933.

c.
☐  A tender offer.

d.
☐  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee
$250,900	$29.53

(1)
Estimated solely for purposes of calculating the amount of the filing fee. The filing fee is based on the product of (x) up to 1,930,000 shares of the Issuer's common stock and preferred stock (which was the previously estimated maximum number of shares to be converted in the public company merger into the right to receive cash); and (y) $0.13 (which was the previously calculated cash payment per share to holders of the shares set forth in (x)). The filing fee of $29.53 was calculated by multiplying the resulting transaction value (as calculated above) of $250,900 by .0001177.

☒
Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $29.53

Form or Registration No.: Schedule 14C

Filing Party: Opta Corporation

Date Filed: July 8, 2005

        This Rule 13e-3 Transaction Statement on Schedule 13E-3, as amended (this "Schedule 13E-3") is being filed with the Securities and Exchange Commission (the "Commission") by Opta Corporation ("Opta" or the "Company").

        Concurrently with the filing of this Schedule 13E-3, Opta is filing with the Commission a definitive Information Statement on Schedule 14C of the Securities Exchange Act of 1934, as amended (the "Information Statement"), describing a proposed merger of Opta Merger Corp., a wholly-owned subsidiary of Opta (the "Subsidiary") with and into Opta and the subsequent filing of the Restated Certificate of Incorporation of the surviving corporation. As a result of such transactions, the number of Opta's stockholders will be reduced to less than 300 holders, thus permitting Opta to terminate registration under Section 12(g) and suspend its duty to file reports under Sections 13 and 15(d) of the Exchange Act of 1934, as amended.

        The cross reference sheet below is being supplied pursuant to General Instruction G to Schedule 13E-3 and shows the location in the Information Statement of the information required to be included in response to the items of this Schedule 13E-3. The information set forth in the Information Statement, including all appendices thereto, is incorporated herein by reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Information Statement and the appendices thereto.

Item 1. Summary Term Sheet.

        The information set forth in the Information Statement under the section "Summary Term Sheet" is incorporated herein by reference.

Item 2. Subject Company Information.

        (a)   Name and Address. Opta is the subject company. The address of its principal executive offices is 1350 Bayshore Highway, Suite 600, Burlingame, CA 94010 and its telephone number is (650) 579-3610.

        (b)   Securities. As of June 10, 2006, 50,037,538 shares of Common Stock and 4,300 shares of Class A Preferred Stock were issued and outstanding.

        (c)   Trading Market and Price. The information set forth in the Information Statement under the caption "Market Prices for Our Common Stock and Dividend Policy" is incorporated herein by reference.

        (d)   Dividends. The information set forth in the Information Statement under the caption "Market Prices of Our Common Stock and Dividend Policy" is incorporated herein by reference.

        (e)   Prior Public Offerings. Opta has not made an underwritten public offering of Common Stock for cash during the past three years that was registered under the Securities Act of 1933 or exempt from registration under Regulation A.

        (f)    Prior Stock Purchases. The information set forth in the Information Statement under the caption "Transactions in Opta Stock" is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

        (a)   Name and Address. Opta is the filing person and the subject company. The address of its principal executive offices is 1350 Bayshore Highway, Suite 600, Burlingame, CA 94010 and its telephone number is (650) 579-3610. In addition, TCL Industries, Lotus International Holdings Ltd. and the Subsidiary are each filing persons. TCL Industries' business address is 13/F TCL Tower 8 Tai Chung Road Tsuen Wan, Hong Kong and its place of organization is Hong Kong, Peoples Republic of China. Lotus International Holdings Ltd.'s business address is Suite 13 First Fl., Oliaji Trade Center

Francis Rachel Street Victoria, Mahe Republic of Seychelles and its place of organization s Mahe, Republic of Seychelles. The Subsidiary is a wholly-owned subsidiary of Opta, newly created under the laws of the State of Delaware for the purposes of the Merger. The address of its principal executive offices is 1350 Bayshore Highway, Suite 600, Burlingame, CA 94010 and its telephone number is (650) 579-3610. Lotus International Holdings Ltd. is controlled by TCL Industries Holdings (HK) Ltd. TCL Industries Holdings (HK) Ltd. is an affiliate of TCL Corp. Two of Opta's directors, Li Dongsheng and Vincent Yan, are also directors of TCL Corp. Mr. Yan is also our President and CEO. Mr. Li serves as the Chairman of the TCL Corp and both Mr. Li and Mr. Yan hold positions with TCL Corp-affiliated companies.

        (b)   Business and Background of Entities. TCL Industries' business address is 13/F TCL Tower 8 Tai Chung Road Tsuen Wan, Hong Kong and its place of organization is Hong Kong, Peoples Republic of China. Lotus International Holdings Ltd.'s business address is Suite 13 First Fl., Oliaji Trade Center Francis Rachel Street Victoria, Mahe Republic of Seychelles and its place of organization s Mahe, Republic of Seychelles. The Subsidiary is a wholly-owned subsidiary of Opta, newly created under the laws of the State of Delaware for the purposes of the Merger. The address of its principal executive offices is 1350 Bayshore Highway, Suite 600, Burlingame, CA 94010 and its telephone number is (650) 579-3610. The information set forth in the Information Statement under the caption "Background Information Concerning Our Executive Officers and Directors" is incorporated herein by reference. None of TCL Industries, LIH or Subsidiary has been convicted of any criminal proceeding in the past five years nor has any been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining it from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

        (c)   Business and Background of Natural Persons. The information set forth in the Information Statement under the caption "Background Information Concerning Our Executive Officers and Directors" is incorporated herein by reference. The directors and officers of Opta are also the directors and officers of the Subsidiary. Mr. Li is also the chairman of TCL Industries and Mr. Yan is a Director of TCL Industries.

        Other directors of TCL Industries are Zheng Chuan Lie and Lu Zhong Li. Zheng Chuan Lie is a citizen of the Peoples Republic of China and has been employed as a vice president of TCL Holdings Co. Ltd. located at No. 6 Er Ling Nan Lu, Huizhou, Guandong, Peoples Republic of China for more than the past five years. Lu Zhong Li is also a citizen of the Peoples Republic of China and has also been employed as a vice president of TCL Holdings Co. Ltd. located at No. 6 Er Ling Nan Lu, Huizhou, Guandong, Peoples Republic of China for more than the past five years.

        Dailiang Chen is the only executive officer and director of LIH, is a citizen of the Peoples Republic of China and has been employed as the Vice General Manager of T.C.L. Electronics (HK) Ltd. located at 13/F TCL Tower, 8 Taichung Rd., Tsuen Wan, N.T., Hong Kong, Peoples Republic of China for more than the past five years.

        None of the named natural persons has been convicted of any criminal proceeding in the past five years or has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Item 4. Terms of Transaction.

        (a)   (1) Not applicable.

          (2)   The information set forth in the Information Statement under the captions "Summary Term Sheet," "The Going Private Transaction," "Purpose of the Going Private Transaction, "Reasons for the Going Private Transaction, "Accounting Consequences" and "Material Federal Income Tax Consequences" is incorporated herein by reference.

        (c)   Different Terms. Stockholders holding less than 5,000 Pre-Merger Shares will receive Cash Consideration and stockholders holding 5,000 or more Pre-Merger Shares will continue to hold the same number of shares after the effectiveness of the Going Private Transaction as they did prior to the Going Private Transaction.

        (d)   Appraisal Rights. The information set forth in the Information Statement under the caption "Appraisal Rights" is incorporated herein by reference.

        (e)   Provisions for Unaffiliated Stockholders. The information set forth in the Information Statement under the caption "Provision for Unaffiliated Stockholders" is incorporated herein by reference.

        (f)    Eligibility for Listing or Trading. The information set forth in the Information Statement under the caption "Source of Funds and Financial Effect of the Going Private Transaction" is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

        (a)   Transactions. The information set forth in the Information Statement under the caption "Past Transactions and Developments During the Current Fiscal Year" is incorporated herein by reference with respect to Opta, TCL Industries, LIH and the Subsidiary. None of the named natural persons has engaged in any transaction during the past two years with Opta.

        (b)   Significant Corporate Events. The information set forth in the Information Statement under the caption "Past Transactions and Developments During the Current Fiscal Year" is incorporated herein by reference with respect to Opta, TCL Industries, LIH and the Subsidiary. None of the named natural persons has engaged in any negotiations during the past two years with Opta concerning any significant corporate events, other than those set forth in the Information Statement.

        (c)   Negotiations or Contracts. The information set forth in the Information Statement under the caption "Past Transactions and Developments During the Current Fiscal Year" is incorporated herein by reference with respect to Opta, TCL Industries, LIH and the Subsidiary. None of the named natural persons has engaged in any negotiations during the past two years with Opta concerning any significant corporate events, other than those set forth in the Information Statement.

        (e)   Agreements Involving the Subject Company's Securities. None of the named natural persons, TCL Industries, LIH or the Subsidiary has any agreement with any other person with respect to the securities of Opta.

Item 6. Purposes of the Transaction and Plans or Proposals.

  (b)
  Use of Securities Acquired. Not applicable as to the fractional interests resulting from the proposed Merger. The holders of such fractional interests will be entitled to receive $0.06 per Pre-Merger Share.

  (c)
  Plans.
  (1)
  The information set forth in the Information Statement under the caption "Past Transactions and Developments During the Current Fiscal Year" is incorporated herein by reference with respect to Opta, TCL Industries, LIH and the Subsidiary. Mr. Li and Mr. Yan and the other Opta directors have participated in the evaluation of the Going Private Transaction as described in the Information Statement under the captions "Purpose of the Going Private Transaction—Consideration by the Board of Directors,"

      "Procedural Factors Favoring the Going Private Transaction," "Opinion of Cronkite & Kissell," "Board of Directors' Determination and Recommendation" which is incorporated herein by reference. None of the other named natural persons has any plans with respect to any extraordinary transaction.

    (2)
    The information set forth in the Information Statement under the caption "Past Transactions and Developments During the Current Fiscal Year" is incorporated herein by reference with respect to Opta, TCL Industries, LIH and the Subsidiary. Mr. Li and Mr. Yan and the other Opta directors have participated in the evaluation of the transactions described therein. None of the other named natural persons has any plans with respect to any purchase, sale or transfer of a material amount of assets.

    (3)
    Upon the effectiveness of the Going Private Transaction, 2,800,430 shares of the Common Stock and 4,300 shares of the Preferred Stock of Opta will be cancelled. Mr. Li and Mr. Yan and the other Opta directors have participated in the evaluation of the Going Private Transaction as described in the Information Statement under the captions "Purpose of the Going Private Transaction—Consideration by the Board of Directors," "Procedural Factors Favoring the Going Private Transaction," "Opinion of Cronkite & Kissell," "Board of Directors' Determination and Recommendation" which is incorporated herein by reference. None of TCL Industries, LIH, the Subsidiary or the other named natural persons has any plans with respect to any material change in the present dividend policy or indebtedness or capitalization of Opta.

    (4)
    None of Opta, TCL Industries, LIH, the Subsidiary or the named natural persons has any plans with respect to any change in the present board of directors or management of Opta.

    (5)
    The information set forth in the Information Statement under the caption "Past Transactions and Developments During the Current Fiscal Year" is incorporated herein by reference with respect to GoVideo's changed business model. The Opta directors have participated in the evaluation of GoVideo's changed business model. None of TCL Industries, LIH, the Subsidiary or the named natural persons has any plans with respect to any other material change in Opta's corporate structure or business.

    (6)
    None.

    (7)
    The information set forth in the Information Statement under the captions "Purpose of the Going Private Transaction" and "Effects of the Going Private Transaction on Our Company" is incorporated herein by reference. Mr. Li and Mr. Yan and the other Opta directors have participated in the evaluation of the Going Private Transaction as described in the Information Statement under the captions "Purpose of the Going Private Transaction—Consideration by the Board of Directors," "Procedural Factors Favoring the Going Private Transaction," "Opinion of Cronkite & Kissell," "Board of Directors' Determination and Recommendation" which is incorporated herein by reference. None of TCL Industries, LIH, the Subsidiary or the other named natural persons has any plans with respect to Opta's securities becoming eligible for termination of registration, other than the Going Private Transaction.

    (8)
    The information set forth in the Information Statement under the captions "Purpose of the Going Private Transaction" and "Effects of the Going Private Transaction on Our Company" is incorporated herein by reference. Mr. Li and Mr. Yan and the other Opta directors have participated in the evaluation of the Going Private Transaction as described in the Information Statement under the captions "Purpose of the Going Private Transaction—Consideration by the Board of Directors," "Procedural Factors Favoring the

      Going Private Transaction," "Opinion of Cronkite & Kissell," "Board of Directors' Determination and Recommendation" which is incorporated herein by reference. None of TCL Industries, LIH, the Subsidiary or the other named natural persons has any plans with respect to the suspension of Opta's obligations to file reports under Section 15(d) of the Exchange Act, other than the Going Private Transaction.

Item 7. Purposes, Alternatives, Reasons and Effects.

        (a)   Purposes. The information set forth in the Information Statement under the caption "Special Factors—Purpose of the Going Private Transaction" is incorporated herein by reference. Each of TCL Industries, LIH and the Subsidiary has considered the purposes identified by Opta's board of directors and adopts Opta's purposes for the Going Private Transaction as its own.

        (b)   Alternatives. The information set forth in the Information Statement under the captions "Special Factors—Purpose of the Going Private Transaction; "Consideration by the Board of Directors" and "Opinion of Cronkite & Kissell" is incorporated herein by reference. Each of TCL Industries, LIH and the Subsidiary has considered the alternatives identified by Opta's board of directors and adopts Opta's board of directors' analyses regarding such alternatives as its own.

        (c)   Reasons. The information set forth in the Information Statement under the caption "Special Factors—Reasons for the Going Private Transaction" is incorporated herein by reference. Each of TCL Industries, LIH and the Subsidiary has considered the reasons for the structure of the Going Private Transaction identified by Opta's board of directors and adopts Opta's board of directors' analyses regarding such structure as its own.

        (d)   Effects. The information set forth in the Information Statement under the captions "Implementation and Effects of the Going Private Transaction," "Special Factors-Accounting Consequences," "General Examples of Potential Effects of Going Private Transaction, "Effects of the Going Private Transaction on Our Company" and "Material Federal Income Tax Consequences" is incorporated herein by reference.

Item 8. Fairness of the Transaction.

        (a)   Fairness. The information set forth in the Information Statement under the captions "Special Factors," "Interest of Certain Persons in or Opposition to Matters to be Acted Upon," "Consideration by the Board of Directors," "Procedural Factors Favoring The Going Private Transaction," "Substantive Factors Favoring the Going Private Transaction," and "Opinion of Cronkite & Kissell" is incorporated herein by reference. TCL Industries, LIH and the Subsidiary each believes that the Going Private Transaction is fair to, and in the best interests of, Opta's stockholders, including both unaffiliated stockholders who will receive cash in the Going Private Transaction and those unaffiliated stockholders who will continue to hold shares of Opta after the Going Private Transaction. In reaching this conclusion, TCL Industries, LIH and the Subsidiary individually relied upon the factors considered by and the analysis and conclusions of the Board of Directors of Opta as well as the analysis and conclusions of Opta's financial advisor, Cronkite & Kissell; and each of TCL Industries, LIH and the Subsidiary adopts such analyses as its own.

        (b)   Factors Considered in Determining Fairness. The information set forth in the Information Statement under the captions listed in Item 8(a) above and "Substantive Factors Disfavoring the Going Private Transaction" are incorporated herein by reference. Each of TCL Industries, LIH and the Subsidiary has considered the factors identified by Opta's board of directors in determining the fairness of the Going Private Transaction and adopts Opta's board of directors' analyses regarding such factors as its own.

        (c)   Approval of Security Holder. The transaction is not structured to require approval of at least a majority of unaffiliated security holders. The information set forth in the Information Statement under the caption "Procedural Factors Favoring The Going Private Transaction" and "Substantive Factors Favoring the Going Private Transaction," including the subsection under the caption "Structure of Going Private Transaction Requires Stockholder Approval" is incorporated herein by reference.

        (d)   Unaffiliated Representative. The information set forth in the Information Statement under the captions listed in Item 8(a) above and "Provision for Unaffiliated Stockholders" is incorporated herein by reference."

        (e)   Approval of Directors. The information set forth in the Information Statement under the captions listed in Item 8(a) above are incorporated herein by reference.

Item 9. Reports, Opinions, Appraisals and Negotiations.

        (a)   Report, Opinion or Appraisal. The information set forth in the Information Statement under the captions "Fairness Opinion—General" "Opinion of Cronkite & Kissell" is incorporated herein by reference.

        (b)   Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Information Statement under the captions "Fairness Opinion—General," "Opinion of Cronkite & Kissell" is incorporated herein by reference.

        (c)   Availability of Documents. The information set forth in the Information Statement under the captions "Opinion of Cronkite & Kissell" and "Where You Can Find More Information" is incorporated herein by reference.

Item 10. Source and Amount of Funds or Other Consideration.

        (a)   Source of Funds. The information set forth in the Information Statement under the caption "Special Factors—Source of Funds and Financial Effect of the Going Private Transaction" is incorporated herein by reference. No funds were used in the Going Private Transaction by TCL Industries, LIH, the Subsidiary or the named natural persons.

        (b)   Conditions. None.

        (c)   Expenses. The information set forth in the Information Statement under the captions "Special Factors—Fees and Expenses" and "Reasons for the Going Private Transaction—Cost Savings" is incorporated herein by reference. None of TCL Industries, LIH, the Subsidiary or the named natural persons had any expenses as a result of the Going Private Transaction.

        (d)   Borrowed Funds. Not Applicable.

Item 11. Interest in Securities of the Subject Company.

        (a)   Security Ownership. None of the named natural persons own any stock of the Company. LIH and TCL Industries owns 16,000,000 and 9,606,671 shares of common stock, respectively, which represent 32.0% and 19.2%, respectively, of the outstanding shares of Opta. The Subsidiary does not own any stock of the Company.

        (b)   Securities Transactions. None.

Item 12. The Solicitation or Recommendation.

        (d)   Intent to Tender or Vote in a Going Private Transaction. None of the named natural persons owns any Opta securities. The information set forth in the Information Statement under the caption

"Interest of Certain Persons in or Opposition to Matters to be Acted Upon" is incorporated herein by reference.

        (e)   Recommendations of Others. The information set forth in the Information Statement under the caption "Interest of Certain Persons in or Opposition to Matters to be Acted Upon" is incorporated herein by reference.

Item 13. Financial Statements.

        (a)   Financial Information. The information set forth in the Information Statement under the caption "Financial Statements, Supplementary Financial Information, Management's Discussion and Analysis of Financial Condition and Results of Operations and Quantitative and Qualitative Disclosures About Market Risk" is incorporated herein by reference.

        (b)   Pro Forma Information. Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

        (a)   Solicitation or Recommendations. The information set forth in the Information Statement under the caption "Opinion of Cronkite & Kissell" is incorporated herein by reference.

        (b)   Employees and Corporate Assets. The information set forth in the Information Statement under the captions "Special Factors—Source of Funds and Financial Effect of the Going Private Transaction" and "Reasons for the Going Private Transaction—Cost Savings" is incorporated herein by reference.

Item 15. Additional Information.

        (a)   The entire Information Statement, including all appendices thereto, is incorporated herein by reference.

Item 16. Exhibits.

        (a)   Definitive Information Statement of Opta on Schedule 14C, filed with the Commission on August 2, 2006, including Appendices A—M, is incorporated herein by reference.

        (b)   Not applicable.

        (c)   Cronkite & Kissell LLC Opinion, dated June 30, 2005, delivered to the Opta Board of Directors (incorporated herein by reference—Appendix D to the Information Statement).

          Cronkite & Kissell LLC Opinion, dated August 2, 2005, delivered to the Opta Board of Directors (incorporated herein by reference—Appendix E to the Information Statement).

          Cronkite & Kissell LLC Opinion, dated September 20, 2005, delivered to the Opta Board of Directors (incorporated herein by reference—Appendix F to the Information Statement).

          Cronkite & Kissell LLC Opinion, dated February 27, 2006, delivered to the Opta Board of Directors (incorporated herein by reference—Appendix G to the Information Statement).

          Cronkite & Kissell LLC Opinion, dated April 10, 2006, delivered to the Opta Board of Directors (incorporated herein by reference—Appendix H to the Information Statement).

          Cronkite & Kissell LLC Opinion, dated June 20, 2006, delivered to the Opta Board of Directors (incorporated herein by reference—Appendix I to the Information Statement).

  (d)
  Not Applicable

  (f)
  Not Applicable. The information set forth in the Information Statement under the caption "Appraisal Rights" and Annex M to the Information Statement are incorporated herein by reference.

  (g)
  Not applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OPTA CORPORATION
/s/ VINCENT YAN (Signature)
Vincent Yan, Chief Executive Officer (Name and Title)
August 2, 2006 (Date)
LOTUS INTERNATIONAL HOLDINGS LTD.
/s/ LIU WEIMING (Signature)
Manager (Name and Title)
August 2, 2006 (Date)
TCL INDUSTRIES HOLDINGS (HK) LTD.
/s/ YUAN BING (Signature)
Vice President (Name and Title)
August 2, 2006 (Date)
OPTA MERGER CORP.
/s/ VINCENT YAN (Signature)
Vincent Yan, President (Name and Title)
August 2, 2006 (Date)

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CALCULATION OF FILING FEE
SIGNATURE